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                              TLC THE LASER CENTER INC.





                               ANNUAL INFORMATION FORM
                           FOR THE YEAR ENDED MAY 31, 1997

                                  SEPTEMBER 30, 1997


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                                  TABLE OF CONTENTS

The Company....................................................................2
General Development Of The Business............................................3
Industry Background............................................................5
Business Of The Company........................................................8
Government Regulation.........................................................18
Selected Consolidated Financial Information...................................22
Dividends And Dividend Policy.................................................23
Management's Discussion And Analysis Of Financial Condition And
  Results Of Operations.......................................................23
Stock Exchange Listings.......................................................24
Directors And Officers........................................................24
Additional Information........................................................25
Glossary......................................................................27




                                   THE COMPANY

     TLC The Laser Center Inc. (the "Company" or "TLC") was incorporated by articles of incorporation under the BUSINESS CORPORATIONS ACT (Ontario) on May 28, 1993. By articles of amendment dated October 1, 1993, the name of the Company changed to its present form, and by articles of amendment dated
March 22, 1995, certain changes were effected in the issued and authorized capital of the Company with the effect that the authorized capital of the Company became an unlimited number of Common Shares. The head and principal office of the Company is located at 5600 Explorer Drive, Suite 301, Mississauga, Ontario; Telephone: (905) 602-2020; Facsimile: (905) 602-2025. TLC's Internet address is www.lzr.com.

     All references in this Annual Information Form ("AIF") to "$" and "dollars" are to Canadian dollars, unless otherwise noted. The "Company" or "TLC" means the Company and its subsidiaries, unless the context otherwise requires.
Certain terms used in this AIF are defined elsewhere in the AIF. (See
"Glossary".)

     The following organizational chart illustrates the principal entities owned by the Company as at May 31, 1997, their jurisdiction of incorporation and the percentage of voting securities held by each company's parent company (100% unless specified to the contrary).


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                 [GRAPHIC] depicting TLC organizational chart





(1) TLC Piedmont Laser Center Inc. and TLC Chicago Laser Center Inc. each operate a refractive clinic and a secondary care clinic. TLC Midwest Eye Laser Center Inc. operates two secondary care clinics, one of which is also a refractive clinic.
(2)  Opened September 1997.
(3)  Acquired July 23, 1997.
(4)  Dissolved effective May 31, 1997.   The assets of the dissolved
     subsidiaries were transferred to 20/20 Laser Centers, Inc. ("20/20")
(5) As of September 30, 1997, TLC acquired 96.25% of 20/20 Laser Services (South Florida) Limited Partnership, LLP ( 62% is owned by 20/20 Laser Centers, Inc. and 34.25% is owned by TLC The Laser Center (Delaware) Inc.).


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                         GENERAL DEVELOPMENT OF THE BUSINESS

BACKGROUND

     The Company is a provider of integrated eye care in North America, specializing in excimer laser surgery to correct common refractive vision disorders such as nearsightedness, farsightedness and astigmatism. The Company develops and manages regional networks consisting of refractive laser clinics and secondary care clinics in conjunction with a network of local doctors.

     TLC began operation in 1994 when it opened the TLC Windsor clinic. Since commencement of operations, TLC has opened or acquired 32 refractive clinics (including three with secondary care operations) and two secondary care clinics. Two clinics were opened in 1995, three clinics were opened or acquired in 1996 (two in the U.S.), and 24 clinics were opened in 1997, including eight U.S. clinics managed by 20/20 Laser Centers, Inc. ("20/20") and one clinic in Canada. On February 10, 1997, the Company acquired 99.9% of the shares of 20/20 to become the largest provider of laser vision correction in North America.

     The Company has developed a network, which as of September 30, 1997 totals 32 refractive clinics (three of which are also secondary care clinics), two secondary care clinics and 12 network centers in 26 states and provinces across North America. In Canada, the Company manages five refractive clinics in Ontario, British Columbia, and New Brunswick. In the U.S., the Company manages 27 refractive clinics in Oklahoma, Indiana, South Carolina, Washington, Colorado, California, Florida, Wisconsin, Illinois, Ohio, Tennessee, Maryland, New York, New Jersey, Pennsylvania, Montana, North Carolina, Massachusetts and Virginia. The Company manages five secondary care clinics in Washington, South Carolina and Illinois (three of which are also refractive clinics).

     Revenues earned by the Company in the U.S. amounted to approximately 60%, while revenues earned in Canada amounted to approximately 40%. The preponderance of the Company's business in future is expected to be in the U.S. as the Company has opened 27 refractive clinics (including three with secondary care operations) and two secondary care clinics in the United States and may in future open more centers there.

     TLC had approximately 350 employees at May 31, 1997.

REFRACTIVE CLINICS

     The Company is pursuing a strategy of expansion of its core refractive laser surgery business. The major focus of the Company's expansion strategy continues to be the U.S., where the Company is seeking to position itself to take advantage of the growing market for excimer laser procedures.

     The table below illustrates the growth in the number of procedures performed at the Company's refractive clinics since the Company began operations in the second quarter of 1994:

                       GROWTH IN NUMBER OF PROCEDURES PERFORMED

   [bar graph showing growth in number of refractive procedures performed]
     (1) Includes 1,326 and 1,478 procedures performed at 20/20 clinics during the quarters ended February 28, 1997 and May 31, 1997, respectively. 20/20 was acquired by TLC on February 10, 1997.


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     The Company has 11 clinics under development.  The Company opens refractive clinics in cities where it has identified strong support from local doctors for the TLC co-management strategy, and requires at least 50 local doctors to indicate their intention to affiliate with the Company.

     The Company estimates that the cost of opening each refractive clinic in the U.S. will be $1.5 million. It is intended that such cost will be funded through equipment financing which the Company currently has available to it and funds available for general corporate purposes. Generally, it is expected that a TLC refractive clinic will become profitable after it has completed approximately eighteen months of operation.

SECONDARY CARE CLINICS

     As part of its strategy to expand its core refractive laser surgery business, the Company intends to acquire, and manage on behalf of doctors, secondary care clinics in U.S. cities where it has established, or intends to establish, a refractive clinic. The Company believes that the acquisition of secondary care clinics in U.S. cities where it manages refractive clinics and has established a network of affiliated doctors will place TLC in a strong competitive position to obtain managed care contracts. The operation of both refractive and secondary care clinics in a single geographical center may result in operating efficiencies which each clinic might not be able to achieve individually, including purchasing economies of scale and more efficient use of equipment and personnel. If achieved, such operating efficiencies should enable the clinics to provide a range of eye care services at a lower cost than competing service providers. Acquisitions of existing clinics will also create an extended patient base, allowing each clinic to increase awareness of its services among clients of the other.

     The Company's strategy is to acquire secondary care clinics for a purchase price based upon a multiple of earnings satisfied through a combination of cash and stock of the Company. The Company has entered into two letters of intent to acquire secondary care clinics. The first letter of intent, with Eye Care Physicians of Michigan, provides for the formation of a joint venture to establish refractive clinics and secondary care clinics in Michigan. The second letter of intent, with Britton Vision Associates, P.C., provides for the formation of a joint venture to establish a secondary care clinic in Oklahoma.

MANAGED CARE

     The Company believes that because of the economies of scale that will be developed through the network of refractive and secondary care clinics, and the geographic area that will be covered by the TLC network of affiliated doctors, the Company will be in a strong competitive position to obtain managed care contracts with Health Management Organizations ("HMOs"), insurance companies, employer groups and other private third party payors.

     The goal of TLC's managed care subsidiary, Partner Provider Health Inc. ("PPH"), is to implement a business model whereby eye care providers become true partners in building successful managed care businesses. PPH develops local partnerships in individual states through the creation of local practice associations called VisionMeds. PPH has formed five such partnerships, with an additional eleven expected to be formed within the next nine months. VisionMeds are expected to expand the market share of affiliated eye care providers through


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successful contracting for the complete range of managed eye care products.  TLC secondary care clinics as well as TLC affiliated optometrists will be the immediate beneficiaries of market share growth in managed care contracting by PPH.

NETWORK CENTERS

     The Company's network centers, located near TLC refractive clinics, provide management services similar to those provided by refractive clinics, including clinical training, patient education, marketing and network development.
Network centers support market development, without the need for large capital expenditures. The network center is compensated by the affiliated clinic for the management services it provides. Since June 1, 1996, the Company has opened 12 network centers with three additional centers under development.

                                 INDUSTRY BACKGROUND

EXCIMER LASER PROCEDURES

     The human eye, which is approximately 25 millimeters in diameter, functions much like a camera. It incorporates a lens system that focuses light (the cornea and the lens), a variable aperture system which regulates the amount of light passing through the eye (the iris), and a film which records the image (the retina). The excimer laser is designed to enable a doctor to treat two major categories of vision disorders - refractive and pathological disorders.

     Refractive disorders, such as nearsightedness, farsightedness and astigmatism, result from an inability of the optic system to focus images on the retina properly. The amount of refraction required to properly focus images depends on the curvature of the cornea and the size of the eye. If the curvature is not correct, the cornea cannot properly focus the light passing through it onto the retina, and the viewer will perceive a blurred image. Refractive disorders have historically been treated primarily by eyeglasses or contact lenses. Increasingly, they are being treated by surgical techniques, the most common of which in the U.S. is Refractive Keratectomy ("RK"). In the case of RK, an ophthalmologist uses a scalpel to make a series of incisions around the cornea in a radial pattern, resulting in a flattening of the corneal surface.

     Unlike RK, excimer laser procedures are designed to reshape or sculpt the outer layers of the cornea to correct vision disorders by changing its curvature. For instance, in Photorefractive Keratectomy ("PRK"), the excimer laser emits excimer laser pulses to remove submicron (a micron equals 0.001 of a millimeter) layers of tissue from the surface of the cornea to reshape the front surface of the cornea. PRK differs from RK in several respects. PRK depends less on the surgical skill of the doctor and more on the accuracy of the excimer laser. After one year, the appearance of an eye treated with PRK is typically clear with no visible evidence of the PRK procedure. Because RK involves incisions into the corneal tissue, it may weaken the structure of the cornea which can have adverse consequences following traumatic injury. RK also produces incisional scarring, and may cause fluctuation of vision and progressive farsightedness. The Company believes that these considerations explain the decrease in popularity of RK in markets in which PRK is available.

     Laser-In-Situ Keratomileusis ("LASIK") is a procedure that came into commercial use in Canada in 1994. LASIK combines a manual procedure that has been performed for over ten years with the accuracy of a laser. In LASIK, a surgical instrument called a microkeratome is used to

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create a thin flap on the surface of the cornea.  Excimer laser energy is then used to make a correction in the inner layers of the cornea, and the flap is then replaced. The Company believes LASIK allows more precise correction than PRK for higher levels of nearsightedness, farsightedness and astigmatism, with greater predictability of results and decreased probability of regression.

     In the case of PRK and LASIK, once the doctor makes an assessment of the exact correction required, the software of the excimer laser system calculates the optimal number of pulses needed to achieve the intended corneal correction using a specially developed algorithm. The patient reclines in a chair, his or her eye focuses on a fixation target, and the doctor positions the patient's cornea for the excimer laser procedure. The doctor uses a foot pedal to deliver the excimer laser beam, which emits a rapid succession of excimer laser pulses. In the case of most excimer lasers, each excimer laser pulse removes approximately 0.25 microns of corneal tissue, with each succeeding pulse removing a slightly larger ring of tissue, up to 7.0 mm in diameter. The typical procedure takes 10 to 15 minutes, from set-up to completion, with the length of time of the actual excimer laser treatment running 15 - 90 seconds.

     PRK and LASIK are done on an out-patient basis without general anesthesia, and the progress of the eye is monitored in a series of follow-up visits. Following PRK, a patient typically experiences blurred vision and discomfort until the outer surface of the cornea heals, which usually occurs within 72 to 96 hours after the procedure has been performed. A patient usually experiences a substantial improvement in clarity of vision within a few days following PRK, normally seeing well enough to drive a car within one to two weeks. However, it generally takes one month, but may take up to six months, for the full benefit of the procedure to be realized. In the case of LASIK, the surface layer of the cornea remains intact. Consequently, LASIK has the advantage of more rapid visual recovery than PRK, with most typical patients seeing well enough to drive a car the next day and healing completely within one to three months.

     According to the two-year follow-up data accumulated by Summit Technology Inc. ("Summit") during clinical trials performed in connection with FDA approval of its excimer laser, all of the individuals undergoing PRK experienced an improvement in visual acuity without corrective eyewear. Prior to PRK, 95% of the eyes treated were 20/200 or worse. Of the eyes treated, approximately 91% improved to 20/40 or better, the legal requirement to obtain a driver's license in most States without corrective eyewear, while the remaining 9% experienced improved vision without corrective eyewear, but still required corrective eyewear to achieve 20/40 or better.

REFRACTIVE CLINIC MARKET

     While estimates of market size should not be taken as projections of revenues or of the Company's ability to penetrate that market, the U.S. Department of Health and Human Services estimates that approximately 90 million people in the U.S. alone are nearsighted. Of those individuals, most traditionally resort to non-surgical treatment. In 1993, industry sources estimated that 60 million nearsighted persons used glasses or contact lenses to correct their vision disorder, with approximately 90% of nearsighted persons having low-level nearsightedness, which can be treated by excimer laser procedures within the limitations imposed by the FDA on its approval for use of an excimer laser in the U.S. It is also estimated that an additional 65 million farsighted persons wear glasses or contact lenses to correct their vision disorder. At present, the FDA has not

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approved the use of excimer lasers in the U.S. for treatment of farsightedness but the Company is performing surgery to correct farsightedness at its TLC Toronto clinic. (See "Government Regulation - Excimer Laser Regulation - United States".) In 1994, industry sources estimated that U.S. consumers spent approximately US$13 billion on eyeglasses and contact lenses. The Company believes that with excimer laser procedures many of these people could reduce or eliminate their reliance on corrective eyewear. In 1993, when PRK was not yet available in the U.S., approximately 250,000 RK procedures were performed in the U.S.

     While the Company believes that many nearsighted and farsighted people are potential candidates for excimer laser procedures, these procedures must compete with corrective eyewear, RK and other surgical and non-surgical treatments for nearsightedness and farsightedness. (See "Business of The Company -
Competition - Refractive Clinics - Consumer Market for Vision Correction".) The decision to have an excimer laser procedure performed largely represents a lifestyle choice dictated by an individual's desire to reduce or eliminate their reliance on corrective eyewear, rather than a health decision. Nevertheless, the Company believes that the market potential for excimer laser procedures is commercially significant, and that many nearsighted and farsighted people will perceive that excimer laser procedures have advantages over alternative treatments.

SECONDARY CARE CLINIC MARKET

     Secondary care clinic refers to a clinic which is equipped to enable physicians to provide advanced levels of eye care, including eye surgery, for the treatment of disorders such as glaucoma, cataracts and retinal disorders. Generally, a secondary care clinic does not dispense eyewear or contact lenses, perform refractions, or provide eye examinations or general diagnostic services. Although it is difficult to estimate the size of the secondary care clinic market, in 1994, industry sources estimated that ophthalmologists in the U.S. performed in excess of 2.4 million major surgical procedures.

     Sources of revenues for secondary care clinics are direct payments by patients as well as reimbursement or payment by third party payors such as Medicaid and Medicare. There have been recent reductions in the amounts reimbursed by Medicaid and Medicare for eye care procedures. Future material reductions in the amounts reimbursed by Medicaid and Medicare could affect the profitability of secondary care clinics, including those managed by the Company.

     The secondary care clinic market is in a period of consolidation as a result of the recent focus on cost-containment by HMOs, insurance companies and employer groups. To remain competitive in the changing medical service environment, doctors are increasingly affiliating with larger organizations which offer skilled and innovative management, negotiate contracts with payors on behalf of their enrollees and provide sophisticated information systems, greater capital resources and more efficient cost structures. Small to mid-sized doctor groups and individual practices are at a relative disadvantage in the changing eye care industry, as these smaller organizations typically lack the capital to expand, develop information systems, purchase new technologies and generate economies of scale. Additionally, small to mid-sized doctor groups and individual practices often do not have formal ties with other providers nor do they have the ability to offer a variety of medical services, thus reducing their competitive position relative to larger organizations.

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MANAGED CARE MARKET

     In the U.S., doctors have traditionally provided medical services to individual patients on a fee-for-service basis, either through commercial insurance or through Medicare or Medicaid. The fee-for-service model provides few incentives for the efficient utilization of resources and has contributed to increases in health care costs. Concerns over the accelerating cost of health care have resulted in the increasing prominence of managed care and a decline in fee-for-service medicine.

     Under a typical managed care arrangement, a payor, such as an employer or HMO, determines covered services and budgets funding for each area of clinical service. Managed care organizations then bid for the opportunity to become the supplier of the covered services for a fixed fee or rate. In 1995, according to the U.S. Department of Labor, over 65% of employed Americans received health insurance through a managed care organization, such as an HMO.

     An HMO typically organizes the delivery of eye care by contracting with organized groups of private practice optometrists and ophthalmologists. Eye care procedures are typically a standard benefit provided by managed care organizations. According to the American Association of Health Plans, in 1996, over 91% of HMOs provided specific coverage for routine eye examinations. However, the cost of excimer laser procedures has not been and is not expected to be covered by the majority of HMOs or most other third party payors under managed care contracts.

                               BUSINESS OF THE COMPANY

GENERAL

     The Company is a provider of integrated eye care in North America, specializing in excimer laser surgery to correct common refractive vision disorders such as nearsightedness, farsightedness and astigmatism. The Company develops and manages regional networks consisting of refractive laser clinics and secondary care clinics in conjunction with a network of local doctors.

CO-MANAGEMENT STRATEGY

     The Company believes that a true co-management model in which primary care doctors work jointly with secondary care doctors results in optimal patient care. TLC refractive clinics offer excimer laser procedures through co-operation between the Company, the clinic and affiliated doctors. In most cases, excimer laser procedures are performed by doctors under the terms of an agreement with the TLC refractive clinic and the Company. (See "- Refractive Clinics" and "- 20/20 Acquisition".) The affiliated doctors assess candidates for excimer laser procedures and provide pre- and post-operative care, including an initial eye examination and a minimum of six follow-up visits. There are currently over 6,000 doctors affiliated with TLC in this manner.

     In July, 1997, TLC acquired The Vision Source, Inc., a corporation that provides marketing, management and buyer power to independently owned and operated optometric franchises in the United States. The Vision Source, Inc. maintains the goal of providing competitive purchasing power and marketing opportunities to optometrists while allowing them to remain independent practitioners. This retention of independence also makes The Vision Source, Inc. an appealing concept for private practitioners when they begin to seek affiliations in the managed care environment. The Vision Source, Inc. is administered by practicing optometrists who have a clear view of the needs of its members.


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     The Company provides courses in co-management and practice management to affiliated doctors and their staffs. Each TLC refractive clinic has a network of affiliated doctors whose patients use the clinic, and it is intended that doctors affiliated with each refractive clinic in the U.S. will have 50% representation on the board of directors of the subsidiary that owns the clinic.

     The Company intends to implement a co-management strategy for its secondary care clinics. The Company believes that through its network of referring doctors and its co-management strategy it will have a competitive advantage in both the secondary care and managed care market in which affiliated service providers, able to provide a range of eye care services at a lower cost than unaffiliated providers, appear to be the most successful.

     MARKETING RESOURCES

     TLC provides marketing and practice management resources to assist affiliated doctors with marketing their services to the general public. TLC's marketing department designs advertising programs and templates that can be used by clinics and affiliated doctors who are part of the TLC network.

     INFORMATION TECHNOLOGY SYSTEMS

     The TLC network of clinics and affiliated doctors are being linked by information technology systems through (i) an on-line communication network;
(ii) practice management software; and (iii) the Internet.

     On-line Communication System: The Company is implementing an on-line communication system through Vision Corporation, which is owned 50.1% by the Company, 39.8% by the ARM Group Inc., a software enterprise unaffiliated with TLC, and 10.1% by Kelmar Corporation, a corporation controlled by Mr. Ronald J. Kelly, a director and officer of the Company. It is intended that upon payment of a modest on-line charge, affiliated doctors will be linked by computer with the Company, suppliers and each other. The Company believes that the communication system will become a key component of the TLC co-management strategy by facilitating and reducing the cost of disseminating information within TLC. The Company intends to allow its suppliers access to the communication system in consideration for the payment of advertising fees and anticipates that such suppliers will offer volume discounts to the affiliated doctors linked to the communication system. The Company's clinics will also benefit from any volume discounts that the affiliated doctors obtain from on-line suppliers.

     Practice Management Software: The emergence of managed care has increased the need for information collection, analysis and management throughout the entire health care industry so that providers can better quantify the revenues and expenses associated with managed care contracting. Information management systems are moving beyond traditional systems that focus primarily on billing, insurance and simple financial management, and are moving towards computerized cost management, medical charting, quality control issues and clinical outcomes analysis, with a particular emphasis on evaluating the risks and profitability of managed care contracts. The Company is implementing a software system designed to facilitate the financial reporting process and the transfer of information relating to practice management, cost analysis and patient outcomes. The Company believes that the practice management software will enhance the quality and efficiency of care provided by TLC because it will enable TLC to assess the results of procedures through the use of medical charting and clinical outcomes analysis, and thereby identify the need

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for adjustments to training or other practice management initiatives of TLC. The
Company also believes that its ability to attract managed care contracts in respect of its secondary care clinics will be enhanced because this type of practice management software will allow TLC to track the statistical information required by managed care contract providers.

     Internet: Doctors, prospective patients and other on-line users can access TLC's Web sites on the Internet (www.lasercenter.com/tlc and www.lzr.com). In addition to a directory of TLC care providers, the Web sites offer co-management information for affiliated doctors as well as information for prospective patients. The Web sites also have a doctor "sysop" - a doctor experienced in excimer laser use who answers questions and sources information about refractive procedures. The Company recently entered into an agreement with America Online to enable doctors affiliated with TLC to have access to TLC's Web sites.

     NATIONAL ADVISORY COUNCIL

     The Company's National Advisory Council (the "Advisory Council") is comprised of doctors that represent the geographic centers in which TLC currently manages or intends to manage a clinic. By providing regional representation, the Advisory Council serves as a channel of communication to doctors in the cities in which TLC manages or intends to manage a clinic. The Advisory Council advises the Company on a broad range of clinical and strategic issues, and its feedback is incorporated in the Company's strategic development.

     TRAINING

     All doctors who perform excimer laser procedures at TLC refractive clinics are given the opportunity to attend the Company's comprehensive training program conducted under the supervision of Dr. Jeffery Machat or Dr. Steven Slade.
Dr. Machat and Dr. Slade are the Co-National Medical Directors of TLC, and both are prominent ophthalmologists and experts in the field of excimer laser procedures. Both have been working with excimer lasers since 1990, and have lectured and trained doctors in North America, South America, Europe, South Africa, Australia and Asia. Dr. Machat was the first surgeon proficient with the excimer lasers of all three of the following manufacturers: Summit, VISX and Technolas GmbH ("Technolas") (acquired by Chiron Vision Corporation ("Chiron")). In addition, Dr. Machat and Dr. Slade are qualified by Chiron to certify doctors to perform LASIK procedures.

     EDUCATION

     The Company believes that ophthalmologists, optometrists and other eye care professionals who endorse excimer laser procedures are a valuable resource in increasing general awareness and acceptance of the procedures among potential candidates and in promoting the Company as a service provider. The Company seeks to be perceived by eye care professionals as the leading provider of excimer laser eye surgery. One way in which it hopes to achieve this objective is by participating in the education and training of ophthalmologists and optometrists in Canada and the U.S. In 1997, the Company devoted approximately $54,000 ($100,000 in 1996 and US$200,000 in 1995) to educational initiatives. Most of this expenditure is attributable to educational programs for eye care professionals conducted through the TLC Continuing Education Foundation (the "Foundation").

     The Company established the Foundation in November 1994 to provide educational programs to doctors in all aspects of clinical study, primarily in conjunction with certain U.S.

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universities. The Foundation, a non-profit organization, has developed co-management courses in conjunction with the optometry schools at Northeastern State University in Oklahoma, the University of Alabama at Birmingham and the Pacific University in Oregon. The Foundation was established with funding of US$150,000 from the Company. The Company expects that the Foundation will be able to operate without any significant additional funding from the Company in future.

     The TLC Windsor and TLC Tulsa clinics are state-of-the-art teaching facilities. Each clinic occupies over 5,000 sq. ft., and is equipped with advanced clinical equipment and audio-visual technology. The TLC Windsor clinic was used by Chiron, a major manufacturer of excimer lasers, as one of its teaching facilities for ophthalmologists learning to use the excimer laser.
Dr. Machat also teaches courses on PRK and LASIK for ophthalmologists at the TLC Windsor clinic. The TLC Tulsa clinic is used by the Company to provide training in the use of medication for eye care and diagnostic, therapeutic and excimer laser procedures.

     On April 7, 1997, the Company entered into a letter of intent with the School of Optometry at the University of Waterloo to establish a joint venture at the clinic located at the School of Optometry whereby TLC will provide training to students. It is expected that the joint venture will enhance general awareness of refractive procedures.

REFRACTIVE CLINICS

     In Canada, the Company manages five refractive clinics in Ontario, New Brunswick, and British Columbia. In the U.S., the Company manages 27 refractive clinics (including three with secondary care operations), including 20/20 clinics, in Oklahoma, Indiana, South Carolina, Washington, Colorado, California, Florida, Wisconsin, Illinois, Ohio, Tennessee, Maryland, New York, New Jersey, Pennsylvania, Montana, North Carolina, Massachusetts, and Virginia. Schedule A of this AIF contains a brief description of each TLC clinic. (See "- 20/20 Acquisition" for a description of 20/20 clinics.)

     PRK and LASIK have been performed at TLC refractive clinics in Canada since 1993 and 1994 respectively. LASIK now accounts for a majority of procedures performed at TLC refractive clinics, and Dr. Machat, the Co-National Medical Director, has performed more LASIK procedures than any other doctor in North America. The Company believes that LASIK procedures will continue to constitute the major portion of the procedures performed at TLC clinics in Canada.

     The charge per eye for the excimer laser procedures (including all necessary enhancements) is approximately $2,000 to $2,250 for PRK and $2,400 to $2,750 for LASIK (U.S. residents pay fees in US$). The cost of excimer laser procedures is not covered by provincial health care plans in Canada or reimbursable under Medicare or Medicaid in the U.S. and is not expected to be covered by the majority of HMOs or most other third party payors under managed care contracts.

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     Most doctors performing excimer laser procedures at TLC refractive clinics do so under one of three types of standard agreements (which have been modified for use in the U.S. as required by State law): professional services/full service management agreements ("Level I Agreements"), professional service/partial service management agreements (Level II Agreements), or facility use agreements ("Level III Agreements").

     Under Level I Agreements, doctors ("Level I doctors") contract to carry out excimer laser procedures at the clinic and to provide other management services for co-managed patients and TLC agrees to provide certain management and administrative services. The doctor typically retains a fee of approximately $300 per procedure (approximately US$300 for U.S. residents) and TLC earns a fee of approximately US$1,300 to US$1,600 for its facility and management services. The terms of the Level I Agreements typically prohibit Level I doctors from disclosing confidential information relating to the clinic, soliciting patients or employees of the clinic, or participating in any other refractive clinic within a specified area. Level I doctors are responsible for maintaining appropriate malpractice insurance, and agree to indemnify the Company and its affiliates for any losses incurred as a result of the doctor's negligence or malpractice.

     Level II Agreements are similar to Level I Agreements except that TLC agrees to provide a more limited range of management services to the doctor, and the doctor typically performs pre - and post-operative care on his/her own patients, rather than co-managing patients. The doctor typically retains a fee of approximately US$500 for PRK surgery and US$750 for LASIK surgery and an additional approximately US$400 for pre - and post-operative care. TLC typically earns a fee of approximately US$1,100 to US$1,300 for its facility and management services.

     Under Level III Agreements, the Company grants facility use rights to doctors ("Level III doctors") to perform procedures on the doctor's own patients. TLC does not provide management services under these agreements. The Level III doctors pay the refractive clinic fees in the range of $750 to $1,000 for each of the first eight excimer laser procedures and in the range of $600 to $800 for each additional excimer laser procedure performed by them in any one month (US$750 to US$1,000 and US$600 to US$800, respectively, for U.S. residents). Level III doctors are responsible for their patients' pre- and post-operative care, and agree to indemnity, insurance and confidentiality provisions similar to those in the Level I Agreements.

     Doctors must meet the credentialing requirements of the FDA and the TLC refractive clinic in which they perform procedures and, before performing procedures, complete training provided by the Company unless the Company is otherwise satisfied that the doctor has been properly trained.

     Where permissible under applicable laws, the subsidiaries incorporated to operate some refractive clinics may issue minority equity interests to affiliated doctors. The shares of the relevant subsidiary through which additional clinics are opened will generally be held pursuant to a shareholders' agreement that may include, among other things, a buy-sell provision and other buy-out rights in favor of doctors. In addition, the Company anticipates that at most refractive clinics opened in the U.S., the affiliated doctors will designate 50% of the directors of the subsidiary and the affiliated doctors who are shareholders of the subsidiary will designate that portion of the directors that corresponds to their percentage ownership in the subsidiary.

20/20 ACQUISITION

     On February 10, 1997, the Company acquired 99.9% of the shares of 20/20 for a purchase price of $31,642,211, satisfied by the issuance of 4,364,443 Common Shares of the Company at a price of $7.25 per share. An additional 385,000 Common Shares may be issued at a price of $7.25 per share as 20/20 stock options are exercised. A majority of the Common Shares issued in connection with the acquisition are being held in escrow by the Company for at least a one year period from February 10, 1997, with Common Shares owned by insiders of 20/20 being held in escrow for up to a two year period from February 10, 1997, in each case to indemnify the Company in the event of a breach of the representations and warranties made by 20/20.

     20/20 manages eight refractive clinics located in Maryland, New York, Florida, New Jersey, Pennsylvania and Virginia.

     Doctors in the 20/20 network provide excimer laser services under a Surgeon Agreement or an Optometrist Agreement. Under Surgeon Agreements, doctors perform excimer laser procedures on patients from the doctor's own practice (in which case, the doctor may perform pre- and post-operative care), on patients referred by 20/20 optometrists (in which case, the patient is co-managed with the optometrist performing pre-and post-operative care), and on patients referred to the doctor through 20/20's marketing efforts. A 20/20 doctor is paid US$500 per eye for each excimer laser procedure and US$500 for pre- and post-operative care for patients that are not co-managed with an optometrist. Under Optometrist Agreements, a 20/20 optometrist performs pre- and post-operative care for patients treated by 20/20 doctors and is paid a fee of US$500.

     20/20's agreements with doctors typically prohibit doctors from disclosing confidential information relating to the clinic or from soliciting patients or employees from the clinic, or participating in other refractive clinics in competition with the 20/20 clinic (except that a 20/20 doctor is not prohibited from performing procedures at a hospital where the doctor has privileges). All doctors are responsible for maintaining appropriate malpractice insurance, and agree to indemnify the 20/20 clinic and its affiliates for any losses incurred as a result of the doctor's negligence or malpractice.

SECONDARY CARE CLINICS

     The Company manages secondary care clinics at which doctors offer treatment for a range of vision disorders, including cataracts, glaucoma and retinal disorders. In connection with each of its secondary care clinics, TLC has entered into long term practice management agreements. Pursuant to these agreements, TLC manages the doctors' practices at these clinics (including providing administrative services and support staff) and receives a management fee.

     The Company manages five secondary care clinics in the U.S. (including three that are also refractive clinics): one in Washington, one in South Carolina and three in Illinois.

     TLC Northwest Eye: On March 25, 1996, the Company acquired all of the shares of TLC Northwest Eye, a corporation operating the Northwest Eye Center, located in Seattle, Washington, the operations of which were managed by the Company pursuant to a management agreement commencing January 1, 1996. TLC Northwest Eye includes an ambulatory surgical center operated at the principal practice location, at which ophthalmologic surgeries are performed, and three satellite practice locations. TLC Northwest Eye draws patients from Washington and British Columbia. In connection with the acquisition, a professional service corporation owned by doctors (who were the shareholders of TLC Northwest Eye and currently perform surgical procedures at the clinic) entered into a practice management agreement with TLC Northwest Eye for a period of 40 years.

     TLC Piedmont: The Company's clinic in Greenville, South Carolina, which opened in June 1996, includes secondary care operations which are directed by Dr. Jonathan Woolfson.

     TLC Chicago: In October, 1996, TLC Chicago acquired capital assets from Horn Eye Centers Ltd. of Chicago, Illinois for a purchase price of US$92,400. In connection with this acquisition, Horn Eye Centers, Inc. entered into a practice management agreement with TLC Chicago whereby TLC Chicago manages the practice at the clinic for a period of twenty years in return for management fees at predetermined rates which vary according to the revenues of the practice.

     TLC Midwest Eye: On January 1, 1997, TLC Midwest Eye acquired all the assets of Midwest Eye Institute, Inc., which operates two clinics located in Palos Heights and Westchester, Illinois (suburban Chicago). The acquisition was completed for a purchase price of US$1,506,000. TLC Midwest Eye draws on a local network of over 300 co-managing doctors. In connection with this acquisition, Midwest Eye Institute II, Inc., a professional services corporation, entered into a practice management agreement with TLC Midwest Eye for a period of 20 years.

MANAGED CARE

     PPH, owned 90% by TLC The Laser Center (Delaware) Inc. ("TLC U.S.") and 10% by Dr. Barry Barresi, a director of the Company, began operations in the second quarter of 1996. PPH's management team is comprised of the following executives who have held leadership positions in health care service facilities, academic health centers and managed care companies:

    Barry J. Barresi, OD, PhD          President and Chief Executive Officer
    Kathy L. Wood, MBA                 Chief Operating Officer
    Arthur Roberts, MBA                Chief Financial Officer
    James Owen, OD, MBA                Director, VisionMed Division
    Richard A. Radin                   Director, Management Services

    PPH, in conjunction with local doctors, develops and manages Independent Practice Associations and Specialty Services Organizations as regional companies that serve health plans, other managed care organizations and health care purchasers. These local managed care companies are administered from the PPH corporate office, which provides information technology, sales and marketing assistance and professional relations.

    PPH will receive a fee from payors for performing the following management services: national sales and marketing; claims adjudication; provider network administration support; capitation payment design and related product development; utilization management; quality improvement systems; compliance reporting; and member satisfaction survey research.

    PPH entered into a letter of intent with Northwest Health Partners, a physician hospital organization in Seattle, Washington, which provides that PPH will provide management services to Northwest Health Partners commencing in January 1998. PPH is expected to incur net losses for 1997 as a result of development expenses, including staff wages and benefits, professional fees, and other administrative expenses, incurred in securing managed care agreements and other revenue-generating management services relationships.

    PPH has executed a letter of intent with Primary Eyecare Group, Inc. ("PEG"), an independent practice association, to form a new company called VisionMed MidAtlantic. VisionMed MidAtlantic will arrange for the provision of eye and vision care services and administer eye and vision care contracts in Virginia, Maryland and Washington, D.C. The letter of intent provides that PPH will assume the administration of PEG's routine vision contract with Aetna Health Plans of the Mid-Atlantic and Aetna Health Management effective October 1, 1997.

COMPETITION

    REFRACTIVE CLINICS

    The Company competes in two principal markets: (i) the consumer market for vision correction and (ii) the market for excimer laser service providers.

    Consumer Market for Vision Correction: Within the consumer market, excimer laser procedures performed by the Company's clinics compete with other surgical and non-surgical treatments for refractive disorders, including eyeglasses, contact lenses, other types of refractive surgery including RK, and technologies currently under development such as corneal implants and intraocular implants and surgery with different types of lasers. In the foreseeable future, the Company believes that eyeglass and contact lens use will continue to be the most popular alternative to PRK and LASIK. Advantages of corrective eyewear include the comparatively low immediate cost (although the Company believes that eyeglass and contact lens wearers may spend well in excess of the cost of PRK or LASIK over their lifetimes) and the avoidance of surgery. It is likely that eyeglass and contact lens manufacturers, many of whom have greater financial resources than the Company, will continue to develop, enhance and market their products to make them as attractive as possible to people with refractive vision disorders. Other manual surgical and non-surgical techniques to treat vision disorders are currently in use and under development and may prove to be more attractive to consumers than PRK or LASIK.

    Market for Excimer Laser Service Providers: Within the market for excimer laser service providers, the Company faces competition from other service providers. Other service providers include companies with operations similar to the Company, optometrists (whether individually, in groups or as retail chains), ophthalmologists, hospitals and managed-care entities which, in order to offer refractive surgery to existing patients, may purchase excimer lasers directly from a manufacturer. Suppliers of conventional corrective refractive mediums (eyeglasses and contact lenses), such as optometric chains, may also compete with the Company by purchasing excimer lasers and offering refractive surgery to their customers. These service providers may have greater capital resources than the Company and may be able to offer refractive surgery at lower rates.

    The Company's principal competitors include Laser Vision Centers, Inc., Sight Resource Corporation, BeaconEye Inc., LaserSight Centers, Sterling Vision, Laser Centers of America Inc., LCA Vision Inc. and Physicians Resource Group Inc.

    SECONDARY CARE CLINICS

    The secondary care clinic market is in a period of consolidation. The Company believes that companies with established operating histories and greater resources than the Company may be pursuing the acquisition of secondary care clinics. The Company's principal competitors include Physician Resource
Group, Inc., PrimeVision and Omega Health Services Inc. Some hospitals, clinics, health care companies, HMOs and insurance companies engage in activities similar to the activities of the Company. There can be no assurance that the Company will be able to compete effectively with such competitors, that additional competitors will not enter the market, or that such competition will not make it more difficult to acquire the assets of, and provide management services to, secondary care clinics on terms beneficial to the Company.

    TLC secondary care clinics will compete with local eye care service providers as well as managed care organizations. The Company believes that changes in government and private reimbursement policies and other factors have resulted in increased competition for consumers of medical services. The Company believes that the cost, accessibility and quality of services provided are the principal factors that affect competition. There can be no assurance that the TLC secondary care clinics will be able to compete effectively in the markets that they serve, which inability to compete could adversely affect the Company's business, financial condition and results of operations.

    Further, the TLC secondary care clinics will compete with other providers for managed care contracts. The Company believes that trends toward managed care have resulted in increased competition for such contracts. There can be no assurance that the Company and the TLC secondary care clinics will be able to successfully acquire sufficient managed care contracts to compete effectively in the markets they will serve, which inability to compete could adversely affect the Company's business, financial condition and results of operations.

    MANAGED CARE

    In the market for managed eye and vision contracting the Company competes with Vision Service Plan, a national eye care plan, and three regional market managed care plans, Davis Optical, Block Managed Vision Care and Eye Health Network of Omega Health Systems, Inc. In addition, physician practice management companies, such as EyePA Inc. (a subsidiary of Physicians Resource Group, Inc.), NovaMed, Inc., Prime Vision, Inc., MEC (a subsidiary of LaserSight Inc.) and Vision21 Inc. have been formed to seek managed care contracts on behalf of their acquired ophthalmic practices and may compete with PPH. There can be no assurance that the Company will be able to compete effectively with such competitors, that additional competitors will not enter into the market, or that such competition will not make it more difficult for the Company to obtain managed care contracts.

MARKETING

    The Company's marketing efforts are concentrated on joint marketing programs with affiliated doctors with the goal of encouraging the use of TLC clinics. The Company believes that the most effective way to market to doctors is to be perceived as the leading provider of quality eye care. To this end the Company actively participates in the education of doctors on excimer laser procedures and strives to remain current with new procedures and techniques. (See " - Co-Management Strategy".) The Company also promotes its services to doctors in Canada and the U.S. through conferences, advertising in optometric and ophthalmological journals and quarterly newsletters.

    The Company provides a limited amount of marketing directly to members of the public, who are informed of the Company's services through radio and print advertisements, past patient referrals, videos, brochures and seminars.

PROPERTY LEASES, EQUIPMENT AND CAPITAL FINANCING

    PROPERTY LEASES

    The Company operates its business in leased premises. The leases are negotiated on market terms and typically have a term of five to ten years.

    EQUIPMENT AND CAPITAL FINANCING

    VISX excimer lasers cost approximately US$525,000 per machine. The Company expects to upgrade the excimer lasers at each of the existing Canadian refractive clinics within five years. The Company acquires excimer lasers and other equipment used at its clinics under capital lease arrangements.

    The lasers require periodic servicing, generally after 300 procedures, and the annual cost of servicing is dependent on the number of procedures performed. For example, the Company pays on average $75 per procedure for servicing of the laser in the TLC Windsor clinic. The VISX lasers used in the U.S. clinics are currently covered under one or two-year warranties which include servicing but the Company expects to incur equivalent servicing costs to those in Windsor in connection with the VISX lasers once the warranties expire.

    When excimer laser procedures are performed in the U.S., the Company is required to pay a user fee to Pillar Point Partners ("Pillar Point") which is currently in the amount of US$260 for each excimer laser procedure performed. Pillar Point is a partnership formed by VISX and Summit to license U.S. patents covering methods and apparatus for performing excimer laser procedures in return for per procedure royalties and royalties on equipment sales. To the Company's knowledge, Pillar Point is being investigated by the U.S. Federal Trade Commission for potential anti-trust violations and has been challenged in two civil actions as an illegal arrangement.

    There can be no assurance that payments made to Pillar Point in the U.S. will preclude a patent dispute with either VISX or Summit with respect to technology not covered by the relevant patents or that the Company's activities will not infringe patents held by other parties.

                                GOVERNMENT REGULATION

EXCIMER LASER REGULATION

    CANADA

    The use of excimer lasers in Canada to perform refractive surgery is not subject to regulatory approval, and excimer lasers have been used to treat nearsightedness since June, 1990. However, the HPB regulates the sale of devices, including excimer lasers used to perform procedures at the Company's refractive clinics. Pursuant to the regulations prescribed under the Food and Drugs Act, the HPB may permit manufacturers or importers to sell a certain number of devices to perform procedures provided the devices are used in compliance with specified requirements for investigational testing. Permission to sell the device may be suspended or canceled where the HPB determines that its use endangers the health of patients or users or where the regulations have not been complied with. Devices may also be sold for use on a non-investigational basis where evidence available in Canada to the manufacturer or importer substantiates the benefits and performance characteristics claimed for the device. The HPB has conditionally approved the sale of the VISX excimer laser to perform procedures for mild to moderate nearsightedness and low level astigmatism on a non-investigational basis. The Company believes that the sale of the excimer lasers to its refractive clinics, and their use at the clinics, complies with HPB requirements.

    UNITED STATES

    Medical devices, such as the excimer lasers used in the Company's clinics, are subject to the most stringent form of regulation and oversight by the FDA and cannot be marketed for commercial sale in the U.S. until the FDA grants premarket approval ("PMA") for the device.

    To obtain a PMA for a medical device, excimer laser manufacturers must file a PMA application that includes clinical data and the results of pre-clinical and other testing sufficient to show that there is a reasonable assurance of safety and effectiveness of their excimer lasers. Human clinical trials must be conducted pursuant to Investigational Device Exemptions issued by the FDA in order to generate data necessary to support a PMA.

    In the U.S., Summit and VISX are currently the only excimer laser manufacturers to have obtained a PMA for their respective excimer lasers to treat nearsightedness using PRK. The Summit PMA, which was granted in October 1995, limits the use of the excimer laser within a six millimeter ablation zone to correct mild to moderate nearsightedness between -1.5 and -7.0 diopters with astigmatism no greater than 1.5 diopters. As a result of the limits placed on the approval, the Summit excimer laser is not authorized for use in the U.S. to treat more severe cases of nearsightedness and astigmatism. In March, 1996, VISX obtained FDA approval for PRK use of its excimer laser subject to similar use limitations as those applicable to the Summit excimer laser. While the performance of LASIK is currently the subject of a study by the FDA and while excimer lasers are not yet approved for LASIK by the FDA, doctors in the U.S., including those affiliated with TLC refractive clinics, are performing LASIK on an "off-label" basis, as permitted by applicable law.

    Any excimer laser manufacturer which obtains PMA approval for use of its excimer lasers will continue to be subject to regulation by the FDA. The FDA actively enforces regulations prohibiting marketing of products for non-indicated uses and conducts periodic inspections to determine compliance with good manufacturing practice regulations. Failure to comply with applicable regulatory requirements can result in, among other things, fines, suspensions or delays of approvals, seizures or recalls of products, operating restrictions or criminal prosecutions.

    In addition to the requirements described above, the regulatory requirements that the Company must satisfy to conduct its business will vary from state to state, and, accordingly, the manner of operation by the Company and the degree of control over the delivery of refractive surgery by the Company may differ among the states. The Company intends to comply with all regulatory requirements that will be applicable.

    The marketing and promotion of PRK in the U.S. is subject to regulation by the FDA and the Federal Trade Commission ("FTC"). The FDA and FTC have released a joint communique on the requirements for marketing PRK in compliance with the
laws administered by both agencies.   The FTC staff also issued more detailed
staff guidance on the marketing and promotion of PRK and has been monitoring marketing activities in this area through a non-public inquiry to identify areas that may require further FTC attention.

    On April 25, 1997, VISX announced that its laser treatment for astigmatism received approval from the FDA. There can be no assurance if or when the FDA will grant its approval with respect to the use of excimer lasers to treat severe myopia or hyperopia, which could adversely affect the Company's ability to achieve its business projections.

REGULATION OF OPTOMETRISTS AND OPHTHALMOLOGISTS

    CANADA

    Conflict of interest regulations in certain Canadian provinces prohibit ophthalmologists or corporations owned or controlled by them from receiving benefits from suppliers of medical goods or services to whom the ophthalmologist refers his or her patients. In certain circumstances, these regulations deem it a conflict of interest for an ophthalmologist to order a diagnostic or therapeutic service to be performed by a facility in which the ophthalmologist has any proprietary interest. This does not include a proprietary interest in a publicly traded company. Optometrists are also subject to conflict of interest regulations in Canada. TLC expects that ophthalmologists and optometrists affiliated with TLC will comply with the applicable regulations.

    The laws of certain Canadian provinces prohibit health care professionals from splitting fees with non-health care professionals and prohibit non-licensed entities (such as the Company) from practicing medicine or optometry and, in certain circumstances, from employing physicians or optometrists directly. The Company believes that its operations comply with such laws, and expects that doctors affiliated with TLC clinics will comply with such laws, although it cannot ensure such compliance by doctors.

    Optometrists and ophthalmologists are subject to varying degrees and types of provincial regulation governing professional misconduct, including restrictions relating to advertising, and in the case of optometrists, a prohibition against exceeding the lawful scope of practice. In Canada, excimer laser surgery is not within the permitted scope of practice of optometrists. Accordingly, TLC does not allow optometrists to perform the procedure at TLC clinics in Canada.

    UNITED STATES

    The health care industry in the U.S. is highly regulated. The Company's business is subject to both federal and state laws.


    Federal Law:

    A federal law (known as the "anti-kickback law") prohibits the offer, solicitation, payment or receipt of any remuneration which is intended to induce, or is in return for, the referral of patients for, or the ordering of, items or services reimbursable by Medicare or any other federally financed health care program. This law also prohibits remuneration intended to induce the purchasing of, or arranging for, or recommending the purchase or order of any item, good, facility or service for which payment may be made under federal health care programs. This law has been applied to otherwise legitimate investment interests if one purpose of the offer to invest is to induce referrals from the investor. Safe harbor regulations provide absolute protection from prosecution for certain categories of relationships. In addition, a recent law broadens the government's anti-fraud and abuse enforcement responsibilities to include all health care delivery systems regardless of payor.

    Subject to certain exceptions, federal law also prohibits a physician from ordering or prescribing certain designated health services or items if the service or item is reimbursable by Medicare or Medicaid and is provided by an entity with which the physician has a financial relationship (including investment interests and compensation arrangements). This law, known as the "Stark law," does not restrict a physician from ordering an item or service not reimbursable by Medicare or Medicaid or an item or service that does not fall within the categories designated in the law.

    PRK and LASIK are not reimbursable by Medicare, Medicaid or other federal programs. As a result, neither the anti-kickback law nor the Stark law applies to the Company's refractive clinics.

    The Company's secondary care clinics provide services that are reimbursable under Medicare and Medicaid. However, the Company believes that it has structured its relationships to comply with the anti-kickback law and the Stark law. Changes in the interpretation and enforcement of the existing regulatory requirements or the adoption of new requirements could have a material adverse effect on the Company's business, financial condition and results of operation.


    State Law:

    Laws in some states prohibit the offer or receipt of anything of value in return for referring patients or in return for the ordering or prescribing of health care items or services. Often, these laws are modeled on the federal anti-kickback law, which applies only to Federal programs; however, the law may apply to all payors in some states. Many states have self-referral laws which generally restrict a doctor from referring a patient to or ordering certain tests from a facility or entity in which the doctor has a financial interest. These laws also apply to all payors, but the scope of the laws and the detailed exceptions vary significantly from state to state. The Company believes that its operations comply with the laws in the states in which they operate, including anti-kickback and self-referral legislation.

    Some states have a corporate practice of medicine doctrine which prevents a business corporation from providing medical services. In some states, this restriction prohibits business corporations from employing physicians to provide professional services. In other states, a business corporation is prohibited not only from employing physicians, but also from exercising responsibility that may influence how medical services are delivered. Optometrists and ophthalmologists are also subject to varying degrees and types of professional regulation governing unprofessional conduct with respect to certain matters including professional fee-splitting, and in the case of optometrists, their ability to perform excimer laser procedures, to advertise and to contract with ophthalmologists to provide pre- and/or post-operative care. The Company believes that its operations comply, and expects that doctors affiliated with TLC clinics will comply, with such regulations, although it cannot assure such compliance by doctors.

FACILITY LICENSURE AND CERTIFICATE OF NEED

    The Company may be required to obtain licenses from the State Departments of Health, or a division thereof in the various states in which it opens TLC clinics. The Company has no reason to believe that in those states that require such facility licensure, it will be not able to obtain such a license without unreasonable expense or delay.

    Some states require the permission of the State Department of Health or a division thereof, such as a Health Planning Commission, in the form of a Certificate of Need ("CON") prior to the construction or modification of an ambulatory care facility, such as a laser center, or the purchase of certain medical equipment in excess of an amount set by the state. While there can be no assurance that the Company will be able to acquire a CON in all states where a CON is required, the Company has no reason to believe that in those states that require a CON, it will not be able to do so.

    The Company is not aware of any Canadian health regulations which impose licensing requirements on the operation of refractive clinics.

MANAGED CARE

    Managed care contracting, provider network operations and related management services are regulated in the U.S. by both federal and state authorities. PPH has obtained or will obtain all required federal and state permits, licenses and bonds it believes are necessary to operate its VisionMed subsidiaries and to function as a managed care company in the markets in which it is developing business. In states where an insurance license is required by a provider relationship or payor contract, PPH or the local VisionMed subsidiary or partnership will have such business underwritten by an appropriate licensed insurer. Managed care is also impacted by the federal anti-kickback and anti-self-referral legislation and by federal anti-trust laws. PPH intends to structure its local partnerships with providers to comply with these laws in all of the markets in which it intends to conduct business.

                     SELECTED CONSOLIDATED FINANCIAL INFORMATION

 For the years ended May 31
(in thousands of Canadian dollars, except per share amounts)
(audited)

                                                       1997           1996           1995           1994
                                                       ----           ----           ----           ----
 STATEMENT OF INCOME DATA:
 Net Revenues                                       $29,303         $9,363         $4,592         $1,083

 Expenses                                            36,633          9,722          3,877            859
 Share of loss of affiliated companies                  212            241              -              -
                                                    -------         ------         ------         ------
 Income (loss) from operations                       (7,542)          (600)           715            224
 Development and start up expenses                    6,253          2,308          1,506            205
                                                    -------         ------         ------         ------
 Income (loss) before income taxes                  (13,795)        (2,908)          (791)            19
 Income taxes                                           154            (24)            45             40
                                                    -------         ------         ------         ------
Net Income (loss)
                                                    (13,949)        (2,884)          (836)           (21)
                                                    -------         ------         ------         ------
                                                    -------         ------         ------         ------
Net Income (loss) per share
                                                      (0.68)         (0.23)         (0.08)         (0.00)
                                                    -------         ------         ------         ------
                                                    -------         ------         ------         ------
Weighted average number of Common
    Shares outstanding                           20,617,104     12,796,579     10,134,078     10,000,000


                                                       1997           1996           1995           1994
                                                       ----           ----           ----           ----
 BALANCE SHEET DATA:

 Cash and short-term deposits                       $20,977         $4,143           $579           $135
 Working capital                                     13,382          2,412           (292)          (223)
 Total assets                                       107,501         24,506          2,953          1,320
 Total debt, net of current position                 15,933          4,523          1,298            816

 Shareholders' equity                                74,862         15,920            603            (21)
 Capital stock                                       92,552         19,661          1,460             (-)
                                                    -------         ------          -----          -----
 Retained earnings (deficit)                        (17,690)        (3,741)          (857)           (21)
                                                    -------         ------          -----          -----
                                                    -------         ------          -----          -----

For the three month periods ended
(in thousands of Canadian dollars, except per share amounts)
(unaudited)

                             -----------------------------------------------------------------------------------------------------
                                                    1997                                               1996
                             -----------------------------------------------------------------------------------------------------
                               Aug. 31      Nov. 30     Feb. 28        May 31      Aug. 31      Nov. 30     Feb. 29       May 31
                             -----------------------------------------------------------------------------------------------------
Net Revenues                     $4,912       $5,428      $6,474        $12,489       $1,795      $1,679       $3,034       2,564

Expenses                          4,805        6,385       8,306         17,136        1,765       1,204        3,273       2,488

Share of loss of
affiliated companies                 28          122           4             58            -           -            -         241

Income (loss) from
  operations                         79       (1,079)     (1,836)        (4,705)          30         475         (239)       (165)

Development and
  start up expenses                 794        1,535       1,582          2,342          159       1,066          413       1,370

Income (loss) before
  income taxes                     (715)      (2,614)     (3,418)        (7,047)        (129)       (591)        (652)     (1,535)

Income taxes                         49           34          27             44           11         (11)           7         (31)

Net Income (loss)                  (764)      (2,648)     (3,445)        (7,091)        (140)       (580)        (659)     (1,504)

Net Income (loss)
  per share                       (0.05)       (0.15)      (0.16)         (0.28)       (0.01)      (0.05)       (0.06)      (0.09)

Weighted average
  number of common
  shares outstanding         16,712,283   17,732,323  21,519,647     25,149,469   10,989,104  11,228,958   11,228,958  16,589,053

                             DIVIDENDS AND DIVIDEND POLICY

    The Company has never paid cash or other dividends. It is the policy of the Board of Directors to retain earnings to finance the growth of the Company's business. Payment of any dividends will depend on the financial condition, results of operations and capital requirements of the Company as well as other factors deemed relevant by the Board of Directors.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                         CONDITION AND RESULTS OF OPERATIONS

    Reference is made to management's discussion and analysis of financial condition and results of operations on pages 17 to 22 of the Company's Annual Report for the year ended May 31, 1997 which is incorporated herein by reference.

                               STOCK EXCHANGE LISTINGS

    The common shares of the Company are listed for trading on The Toronto Stock Exchange under the symbol "LZR" and the NASDAQ National Market under the symbol "LZRCF" .


                                DIRECTORS AND OFFICERS

    Directors of the Company hold office until the next annual meeting of shareholders or until a successor is elected or appointed.


 NAME AND MUNICIPALITY OF           POSITION WITH COMPANY                        PRINCIPAL OCCUPATION
 ------------------------           ---------------------                        --------------------
 RESIDENCE
 ---------
 DIRECTORS
 ---------
 Elias Vamvakas  . . . . . . . .    Director (since May 1993)(1)(2)     President, Chief Executive Officer of the Company
 Richmond Hill, Ontario                                                 and Chairman of the Board of Directors

 Dr. Jeffery J. Machat . . . . .    Director (since May 1993)(1)        Ophthalmologist and Co-National Medical Director
 Richmond Hill, Ontario                                                 of the Company

 James R. Connacher  . . . . . .    Director (since January 1996)       Vice-Chairman, Gordon Capital Corporation
 Toronto, Ontario                   (2)(3)                              (investment bank)

 John F. Riegert . . . . . . . .    Director (since June 1995)(1)       Secretary of the Company
 North York, Ontario

 Howard J. Gourwitz  . . . . . .    Director (since June 1995)          Attorney and Counselor-at-Law, shareholder of
 Bloomfield Hills, Michigan         (3)(4)(5)                           Gourwitz and Barr, P.C.

 Dr. William David Sullins, Jr.     Director (since June 1995)(2)(4)    Optometrist and Vice-Chairman of TLC's National
 Athens, Tennessee                                                      Advisory Council

 Warren S. Rustand . . . . . . .    Nominee Director                    Chairman, Rural/Metro Corporation (merchant
 Tucson, Arizona                                                        bank and management consultant)

 Ronald J. Kelly,  . . . . . . .    Director (since June 1995)(5)       General Counsel and Vice-President Acquisitions
 London, Ontario                                                        of the Company

 Dr. David C. Eldridge,  . . . .    Director (since June 1995)(4)(5)    Executive Vice-President, Clinical Affairs
 Okmulgee, Oklahoma                                                     of the Company and Chairman of
                                                                        TLC's National Advisory Council

 Dr. Barry J. Barresi               Director (since September 1996)     President and Chief Executive Officer of PPH

 OFFICERS

 Madelaine Diane Walker,   . . .    Chief Operating Officer             Officer of the Company
 Mississauga, Ontario

 Peter Kastelic,   . . . . . . .    Chief Financial Officer and         Officer of the Company
 Toronto, Ontario                   Treasurer

 Frances K. Brotherhood,   . . .    Senior Vice-President -             Officer of the Company
 Fort Worth, Texas                  International

 Gary F. Jonas,  . . . . . . . .    Senior Vice-President - Operations  Officer of the Company
 Bethesda, Maryland


                                      -25-

 Anthony F. Rzepka,  . . . . . .    Director of Finance and Assistant   Officer of the Company
 Toronto, Ontario                   Treasurer

-------------------------------------------------------------------------------

    (1) Mr. Vamvakas, Dr. Machat and Mr. Riegert are members of the Corporation's Executive Committee.

    (2) Mr. Vamvakas, Dr. Sullins and Mr. Connacher are members of the Corporation's Nominating Committee.
    (3) Dr. Machat, Mr. Gourwitz and Mr. Connacher are members of the Corporation's Compensation Committee.
    (4) Mr. Gourwitz , Dr. Sullins, Jr. and Dr. Eldridge are members of the Corporation's Audit Committee.
    (5) Mr. Gourwitz, Mr. Kelly and Dr. Eldridge are members of the Corporation's Corporate Governance Committee.

    Mr. Rustand has held his present principal occupation since 1997. For more than five years prior to 1997, Mr. Rustand was Chairman and Chief Executive Officer of The Cambridge Company Ltd., a merchant banking and management consulting company. From 1994 to 1997, Mr. Rustand was also the Chairman of 20/20, which was acquired by the Company on February 10, 1997.

    The articles of the Company authorize the Board of Directors to be comprised of a number of directors between one and ten and the directors have been authorized by the shareholders to determine the number from time to time between that minimum and maximum. The Board of Directors resolved on September 25, 1997 that the number of directors to be elected at the annual and special meeting of shareholders on October 30, 1997 will be seven, having regard to the composition of the Board and the "Guidelines for Improved Corporate Governance" contained in the Final Report of The Toronto Stock Exchange Committee on Corporate Governance in Canada. Mr. Kelly, Dr. Eldridge and Dr. Barresi, all officers of the Company, have not been nominated for re-election as directors.

                                ADDITIONAL INFORMATION

    Additional information relating to the Company, including information concerning remuneration of directors and executive officers, indebtedness of directors and officers, the principal holders of the Company's shares, options to purchase shares and the interests of insiders in material transactions, where applicable, is contained the Company's Management Information Circular dated September 26, 1997 for the annual and special meeting of shareholders to be held on October 30, 1997, which is incorporated herein by reference. Additional financial information with respect to the Company is provided in the Consolidated Financial Statements for the year ended May 31, 1997 contained in the Company's Annual Report for the year ended May 31, 1997 ("1997 Annual Report"). The 1997 Annual Report also contains management's discussion and analysis of the Company's financial condition and results of operations for the year ended May 31, 1997. The information contained in the Company's Consolidated Financial Statements for the year ended May 31, 1997 and in the management's discussion and analysis is hereby incorporated by reference.

    Additional information relating to the Company will be provided to any person upon request to the Secretary of the Company as follows:

(a) when securities of the Company are in the course of a distribution pursuant to a short form prospectus, or when a preliminary short form prospectus has been filed in respect of a distribution of the Company's securities,

    (i) one copy of this AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

    (ii) one copy of the Company's Consolidated Financial Statements for the year ended May 31, 1997, together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for the year ended May 31, 1997,

    (iii) one copy of the Company's Management Information Circular dated September 26, 1997, and

    (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) or
              (iii) above; or

(b) at any other time, one copy of any document referred to in (a)(i), (ii) and
    (iii) above, providing that the Company may require the payment of reasonable charge if the request is made by a person who is not a security holder of the Company.

                                       GLOSSARY

    AS USED IN THIS AIF, THE FOLLOWING TERMS HAVE THE FOLLOWING MEANINGS:

    1997, 1996, 1995 AND 1994 mean the Company's fiscal years ended May 31, 1997, 1996, 1995 and 1994, respectively, unless otherwise indicated.

    ASTIGMATISM is an irregularity in the curvature of the cornea causing a blurring of vision because of the inability of the eye to focus an image to a single point.

    COMPANY has the same meaning as TLC, unless the context otherwise requires.

    CORNEA is the outermost surface of the eye and serves as a "window" through which light can pass.

    DIOPTER is a unit of measurement of the refractive (i.e. focusing) power of the eye.

    DOCTOR refers to an optometrist or an ophthalmologist.

    EXCIMER LASER is a particular type of computer-controlled laser whose active medium is a high pressure mixture of noble gases and halogens. The output of this laser typically has high peak powers (between 100 and 250 millejoules per cm) and short pulses (10-100 nanoseconds) with a wavelength in the ultraviolet region of the spectrum (193 nm - 308 nm).

    FDA is the Food and Drug Administration of the United States Department of Health and Human Services.

    FTC is the Federal Trade Commission of the United States Department of Commerce.

    HMO means a health maintenance organization, being an organization of health care personnel and facilities that provides a comprehensive range of health services to an enrolled population for a fixed sum of money paid in advance for a specified period of time. These health services include a wide variety of medical treatments and consults, inpatient and outpatient hospitalization, home health service, ambulance service, and sometimes dental and pharmacy services. The HMO may be organized as a group model, an individual practice association, a network model or a staff model.

    HPB means the Health Protection Branch of Health Canada.

    LASIK is Laser-Assisted Intrastromal Keratomileusis, a procedure using a manual procedure and an excimer laser, generally for the correction of higher levels of nearsightedness and farsightedness.

    MANAGED CARE refers to arrangements typically involving a third party, such as an HMO, insurance company or employer group, which is frequently the payor, assuming responsibility for ensuring that health care is provided through a designated group of providers in a high quality, cost-effective manner.

    MEDICAID AND MEDICARE are U.S. government subsidized health programs for eligible beneficiaries.

    NETWORK CENTER refers to a facility which provides management services including clinical training, patient education, marketing and network development but does not perform excimer laser procedures. The laser procedure itself is performed in a clinic affiliated with TLC which compensates the network center for its management services.

    PRK is Photorefractive Keratectomy, a technique involving the use of ultraviolet light such as that emitted by excimer lasers to treat refractive disorders which affect vision. This technique can be considered to be "optical reshaping" of the cornea in which submicron layers of tissue are removed with each laser pulse.

    RK is Radial Keratotomy, a refractive surgical procedure utilizing diamond knives in which "relaxation" incisions are cut through approximately 90% of the thickness of the periphery of the cornea resulting in a reshaping of the eye due to the stresses caused by intra-ocular pressure.

    REFRACTION refers to the passage of light through a medium, such as the cornea, which bends its rays.

    REFRACTIVE CLINIC refers to a clinic performing refractive procedures which may include excimer laser and manual surgical procedures.

    SECONDARY CARE CLINIC refers to a clinic which is equipped to enable physicians to provide advanced levels of care, including eye surgery, for the treatment of disorders such as glaucoma, cataracts and retinal disorders. Generally, a secondary care clinic does not dispense eyewear or contact lenses, perform refractions, or provide eye examinations or general diagnostic services.

    TLC means the TLC The Laser Center Inc., its subsidiaries and its 50% owned affiliated companies, unless the context otherwise requires.

    TLC U.S. means TLC The Laser Center (Delaware) Inc., a wholly-owned subsidiary of the Company.

    20/20 means 20/20 Laser Centers, Inc. and its subsidiaries, which were acquired by the Company on February 10, 1997, unless the context otherwise requires.